FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


02045349

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

ADRIAN RESOURCES LTD. (File #0-26296)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News Release dated June 13, 2002,
2. Audited Financial Statements and Associated AGM Material for the Year Ended January 31, 2002,
3. Interim Financial Statements for the Period Ended April 30, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.
(Registrant)

Date: July 3, 2002

By: ______________
James G. Stewart

Its: Secretary
(Title)

form6k.usa



Suite 2000, Guinness Tower
1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Tel.: (604) 331-8772
Fax: (604) 331-8773 or (604) 688-0063

June 13, 2002

Trading Symbol: TSX-ADL
No. 260

ADRIAN ARRANGES C$3.5 MILLION BROKERED PRIVATE PLACEMENT

Adrian Resources Ltd. ("Adrian") is pleased to report that it has, subject to regulatory and shareholder approval, arranged a brokered private placement of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000. Each unit will consist of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share for a period of two years.

Canaccord Capital Corp. ("Canaccord") has agreed to act as of the Company's agent in respect of this placement and will receive a commission of 10% of the gross proceeds and a broker's warrant entitling the purchase of up to 2,333,333 shares of the Company at a price of $0.25 per share for a period of two years.

The net proceeds from this private placement will be used primarily to fund the Company's obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama.

On behalf of the Board of Directors of
ADRIAN RESOURCES LTD.

Chet Idziszek, President



Suite 2000, Guinness Tower
1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Tel.: (604) 331-8772
Fax: (604) 331-8773 or (604) 688-0063

YEAR 2002	Notice of Meeting
ANNUAL	Report to Shareholders
GENERAL	Information Circular
MEETING	Audited Consolidated Financial Statements January 31, 2002, 2001 and 2000
	Management's Discussion and Analysis of Financial Conditions and Results of Operations

Place:	#2000 - 1055 West Hastings Street Vancouver, British Columbia, V6E 2E9
Time:	10:00 a.m. (Vancouver time)
Date:	Wednesday, July 24, 2002

ADRIAN RESOURCES LTD.

("The Company")

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Adrian Resources Ltd. will be held at the offices of the Company, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 24th day of July, 2002, at the hour of 10:00 o'clock in the forenoon (local time), for the following purposes:

1. To receive and consider the report of the Directors and the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2002 (with comparative statements relating to the preceding fiscal periods) together with the report of the Auditors thereon;

2. To appoint Auditors and to authorize the Directors to fix their remuneration;

3. To determine the number of Directors at seven;

4. To elect Directors;

5. To approve the issuance by the Company of up to 37,333,333 common shares of the Company pursuant to the proposed brokered private placement of 23,333,333 units of the Company, as is more particularly described in the Company's Information Circular dated June 14, 2002.

6. To approve the increase of the number of common shares which may be reserved under the Company's Incentive Share Option Plan and to approve the granting of new incentive share options subject to the closing of the proposed brokered private placement, all as more particularly described in the Company's Information Circular dated June 14, 2002.

7. To ratify and approve the repricing of current Incentive Share Options to insiders of the Company, all at such price and upon such terms as may be acceptable to the TSX.

8. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are the Company's audited consolidated financial statements for the fiscal year ended January 31, 2002, a Report to Shareholders, an Information Circular, Management's Discussion and Analysis of financial results, a form of Proxy, and an Annual Return

Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 14th day of June, 2002.

BY ORDER OF THE BOARD

"CHET IDZISZEK"
(President and Chief Executive Officer)



Suite 2000, Guinness Tower
1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Tel.: (604) 331-8772
Fax: (604) 331-8773 or (604) 688-0063

REPORT TO SHAREHOLDERS

I am pleased to report on Adrian's activities for the fiscal year ended January 31, 2002. Copper prices remain too low to proceed with the development of Adrian's Petaquilla property. In light of the continuing low copper prices, Teck Corporation has elected to once again defer placing Petaquilla into production. For the same reason and because of recently revised accounting guidelines, Adrian was forced to record a write-down of $32,628,433 in respect of its Petaquilla property. As in the previous year, Adrian and its joint venture partners continued to carry out pre-development work in anticipation of an eventual production decision at Petaquilla.

After seeking financing and projects for the last year, I am pleased to report that on June 13, 2002, Adrian announced that it has, subject to regulatory approval, arranged a brokered private placement (the "Placement") of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000. Each unit will consist of one common share of Adrian and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share for a period of two years. Canaccord Capital Corp. ("Canaccord") has agreed to act as Adrian's agent in respect of the Placement and will receive a commission of 10% of the gross proceeds and a broker's warrant entitling the purchase of up to 2,333,333 shares of Adrian at a price of $0.25.

The net proceeds from the Placement will be used primarily to fund Adrian's obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama.

In connection with the Placement, it will be necessary for Adrian's shareholders to approve the Placement as the Toronto Stock Exchange ("TSX") requires the approval by shareholders of private placements that would result in the issuance of more than 25% of the number of shares outstanding. Adrian's issued and outstanding share capital is currently 33,340,543 common shares and Adrian proposes that the maximum number of common shares which either would be issued, or made subject to issuance pursuant to the Placement would not exceed 37,333,333 shares in the aggregate, or 112% of the Adrian's issued and outstanding shares as at June 14, 2002.

The Board of Directors recommends that the shareholders vote to authorize the Placement as it will allow Adrian to resume actively pursuing exploration opportunities.

Also in connection with the Placement, shareholders are being asked to increase the maximum number of common shares which may be reserved under Adrian's Incentive Stock Option Plan to 7,436,158 common shares, or 22% of the current issued and outstanding capital. At present, the maximum number of Common Shares which may be reserved for issuance under the Plan is

4,950,968 common shares (which represented 20% of the issued and outstanding capital of Adrian at the time of the inception of the Plan in 1994). Since then, a total of 768,050 options have been exercised and currently there are 3,545,338 Options outstanding. This leaves a reserve of only 637,580 common shares for future distribution.

Richard Fifer, a former director of Adrian (who is currently nominated for election as a director) was instrumental in arranging the placement and Adrian has agreed, subject to regulatory and shareholder approval, to grant to Mr. Fifer incentive stock options entitling the purchase of up to 3,122,770 common shares which represents the total number of options available (which would exceed 5% of the issued and outstanding shares of Adrian) and allowable under the Revised Incentive Share Option Plan. TSX policy requires that any waiver of the 5% limitation on options granted to insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to waive the 5% limitation on options granted to insiders, subject to all necessary regulatory approvals.

The Board of Directors recommends that the shareholders vote to authorize the increase of the maximum number of shares which may be reserved under Adrian's Incentive Stock Option Plan and to waive the 5% limitation on options granted to insiders in respect of the proposed option to Mr. Fifer.

Along with the rest of the Board, I hope that the Placement will mean better times for Adrian and its shareholders after the last few difficult years.

BY ORDER OF THE BOARD OF DIRECTORS OF
ADRIAN RESOURCES LTD.

Chet Idziszek
President and Chief Executive Officer



Suite 2000, Guinness Tower
1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Tel.: (604) 331-8772
Fax: (604) 331-8773 or (604) 688-0063

INFORMATION CIRCULAR

(Containing information as at June 14, 2002 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **ADRIAN RESOURCES LTD.** (the "Company") for use at the Special and Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on **Wednesday, July 24, 2002** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. Pursuant to Section 111 of the *Company Act* (British Columbia), Advance Notice of the Annual General Meeting was published in The Province newspaper on May 29, 2002 and was filed by SEDAR with All Canadian Securities Commissions and the Toronto Stock Exchange ("TSX") on May 22, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Secretary, respectively, of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Company of Canada, of 4th Floor - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 2300, Bentall 4, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Capital:	100,000,000	common shares without par value
	20,000,000	preference shares without par value
Issued and Outstanding:	33,340,543	[1] common shares without par value
	Nil	[1] preference shares without par value

[1] As at June 14, 2002

Only members of record at the close of business on June 14, 2002, a day which is 40 days prior to the date of the meeting, (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a Member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate members, will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, chartered accountants, as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on March 22, 1994.

Election of Directors

The Board of Directors presently consists of seven (7) directors, all of whom are elected annually. The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

The following table sets out the names of the nominees proposed by management for election as directors, all offices of the Company each now holds, each nominee's principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence[1]	Principal Occupation and, **If Not** at Present an **Elected** Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Shares[2]
Chet Idziszek President, Chief Executive Officer and Director Vancouver, Canada	Geologist; President of the Company; President of Madison Enterprises Corp. and Oromin Explorations Ltd.	June 27, 1990	285,278
James G. Stewart Secretary and Director Vancouver, Canada	Lawyer; General Counsel of the Company until June 2000	July 13, 1993	12,450
R. Stuart Angus[3][4] Director Vancouver, Canada	Partner with the law firm of Fasken Martineau DuMoulin.	July 14, 1993	Nil
Joaquín Alvíz Victorio Nominee for Director Madrid, Spain	President and Founder/Owner of ICASUR, S.A., a Spanish Engineering and Construction Company with subsidiaries in South America, Indonesia and the Philippines, 1988 - present.	N/A	Nil
Richard G. Fifer Carles Nominee for Director Panama City, Republic of Panama	Chairman & President CODEMIN (Panama's State Mining Company), Jan./97 - present; Ministry of Foreign Affairs Panama, President's Pleni-potentiary Ambassador-at-Large March/02 to present; Governor Province of Coclé, Panama, Sept./99 - Feb./02)	N/A	Nil
María Antonia Gomez Cerro Nominee for Director Madrid, Spain	General Manager and Owner of REGRAEX, a Spanish granite and marble quarrying operation, 1989 - present.	N/A	Nil
Edward G. Thompson[3] Director Toronto. Canada	President of E.G. Thompson Mining Consultants Inc.	July 13, 1993	NIL

NOTES:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Denotes member of Audit Committee and Independent Review Committee. See "Statement of Corporate Governance Practices".

(4) Denotes member of Compensation Committee

The Company does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

The Company currently has two Named Executive Officers: Mr. Chet Idziszek, President and Chief Executive Officer; and James G. Stewart, Secretary and General Counsel (the "Named Executive Officers"). The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended January 31, 2002, 2001, and 2000 (to the extent required by the Regulation) in respect of each of the individuals who were, at January 31, 2002, the Chief Executive Officer and the other most highly compensated executive officers of the Company (the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position *(a)*	Year *(b)* [1]	Salary ($) (c)	Bonus ($) *(d)*	Other Annual Compensation ($) *(e)*	Securities under Options/ SARs granted (#) [2] *(f)*	Restricted Shares or Restricted Share Units ($) *(g)*	LTIP Payouts ($) *(h)*	All Other Compen-sation ($) *(i)*
Chet Idziszek President and Chief Executive Officer	2002 2001 2000	15,324 130,255 183,889	0 0 1,500	0 0 0	0/0 195,000/0 0/0	N/A N/A N/A	N/A N/A N/A	0 0 0
James G. Stewart Corporate Secretary	2002 2001 2000	10,946 93,039 131,349	0 3,000 3,000	0 0 0	0/0 195,000/0 0/0	N/A N/A N/A	N/A N/A N/A	0 0 0

(1) Fiscal years ended January 31, 2002, 2001 and 2000

(2) Includes options granted in each of the fiscal periods shown.

Option/SAR (Stock appreciation rights) Grants in Last Fiscal Year

The Company did not grant any incentive stock options during the fiscal year ended January 31, 2002.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options/SARs during the fiscal year ended January 31, 2002 by each of the Named Executive Officers and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name *(a)*	Securities Acquired on Exercise (#)[1] *(b)*	Aggregate Value Realized ($)[2] *(c)*	Unexercised Options/SARs at Fiscal Year-End (#)[3] Exercisable/ Unexercisable *(d)*	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)[3][4] Exercisable/ Unexercisable *(e)*
Chet Idziszek	0	0	574,847	nil
James G. Stewart	0	0	457,650	nil

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the average of the high and low prices for a board lot of common shares of the Company on the Toronto Stock Exchange.
(3) The numbers relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on TSX on January 31, 2002 (being the last day on which trading occurred prior to the financial year end) of $0.10, less the exercise price of in-the-money stock options.

Pension Plans

The Company does not provide retirement benefits for directors and executive officers.

Compensation Committee Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors. During the fiscal year ended January 31, 2002, management did not receive any recommendations from the Compensation Committee regarding the granting of special compensation.

Executive Compensation Program

There are no arrangements under which Executive Officers were compensated by the Company during the most recently completed financial year for their services in their capacity as Executive Officers, other than as described hereunder and disclosed under "Summary Compensation Table".

Incentive Share Options

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive share options and to determine the terms and conditions of the options. The Board of Directors approves ranges of stock option grants for each level of executive officer based on recommendations of the Compensation Committee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

Shareholder Return Performance Graph

The chart below (as required by the Regulation) compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of The TSX Composite Index (formerly TSE Index) for the five fiscal year period commencing February 1, 1997 and ending January 31, 2002*).


Comparison of Five-Year Cumulative Total Shareholder Return
on Common Shares of the Company and the TSX Composite/TSE 300 Index
150
100
50
0
1998
1999
2000
2001
2002
The Company
TSX Composite/TSE 300 Index

(*) Assumes that the initial value of the Company's common shares and in the TSX Composite/TSE 300 Index was $100 on February 1, 1997 and that all dividends were reinvested.

	Jan.31, 1998	Jan.31, 1999	Jan.31, 2000	Jan.31, 2001	Jan. 31,2002
The Company	$50.98	$12.16	$10.20	$4.71	$3.92
TSX Comp. /TSE 300	$109.67	$110.15	$138.82	$152.58	$125.19

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The Company did not grant any incentive stock options during the fiscal year ended January 31, 2002, to the directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended January 31, 2002 by directors who are not Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name *(a)*	Securities Acquired on Exercise (#)[1] *(b)*	Aggregate Value Realized ($)[2] *(c)*	Unexercised Options/SARs at Fiscal Year-End (#)[3] Exercisable/ Unexercisable *(d)*	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)[3][4] Exercisable/ Unexercisable *(e)*
R. Stuart Angus	0	0	320,000	nil
Julio Benedetti(*)	0	0	497,041	nil
Roberto Brenes (*)	0	0	325,000	nil
Luis Moreno (*)	0	0	325,000	nil
Edward Thompson	0	0	280,000	nil

(*) These directors are not nominated for reelection at the Meeting.

(1) Number of common shares of the Company acquired on the exercise of stock options, or, in the case of an exercise of tandem SARs, the number of common shares in respect of which stock options were cancelled as a result of the exercise of tandem SARs.

(2) Calculated using the average of the high and low prices for a board lot of common shares of the Company on TSX.

(3) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on TSX on January 31, 2002 being the last day on which trading occurred prior to the financial year end) of $0.10, less the exercise price of in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since February 1, 2001 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX, on which the Company's common shares are listed, has adopted guidelines regarding disclosure of a listed companies' approach to corporate governance (the "Guidelines").

The TSX Guidelines recognize that decisions to depart from certain of the recommendations therein may be made for supportable reasons, including that the adoption of all of the Guidelines may be too costly for a smaller corporation. The directors of the Company have considered the Guidelines, received comments from the Company's solicitors and have decided not to implement some of the recommendations which were determined to be too costly and inappropriate for a corporation the size of the Company.

The Role of the Directors

The role of the directors is to oversee the conduct of the Company's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Company, transactions of even moderate value are of relative importance to the Company and are addressed by the directors.

The directors discharge five specific responsibilities as part of their overall "stewardship responsibility". These are:

1. Strategic planning process: The Company's strategic plan is prepared by and elaborated on directly by the Board with the assistance of management;

2. Managing risk: The directors directly oversee most aspects of the business of the Company and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

3. Appointing, training and monitoring senior management: No system of selection, training and assessment of management has been currently established, as it would be too costly. However, the directors closely monitor management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

4. Communication policy: It is and has always been the directors' policy to communicate effectively with its members and the public generally through statutory filings and mailings, as well as press releases. Members are also given an opportunity to make comments or suggestions at members' meetings. These comments and suggestions are carefully considered by the directors;

5. Ensuring the integrity of the Company's internal control and management information systems: Given the involvement of the directors in operations, the current size of the Company and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

The Composition of the Board and the Establishment of Board Committees

The Company's Board is currently comprised of seven directors, of whom five can be defined as "unrelated directors" or "directors who are independent of management and are free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings".

In keeping with the Guidelines, the directors examined the possibility of establishing various committees such as a Nominating Committee, a Governance Committee, a Human Resources and a Compensation Committee. However, in light of the Company's size and resources, it was determined that, other than a Compensation Committee which was first established during the fiscal year ended January 31, 1996, setting up such committees would be overly expensive at this time. The Company has, however, set up an Independent Review Committee (the "Review Committee") of the Board to review and approve all non-arm's length contracts. The Review Committee will receive reports from management regarding such contracts which would assist them in granting final approval of any contract. The Review Committee has the same composition as the Audit Committee, and is comprised of a majority of non-management directors and a majority of unrelated directors.

The Company does not provide a formal orientation and education program for new directors. However, new directors are given an opportunity to familiarize themselves with the Company and meeting other directors as well as members of management. The Company provides directors with documents from other sources relating to the responsibilities of directors.

The Board's Relations with Management

The President is both a member of management and a director and he is also the President of the Company's two operating subsidiaries in Panama. At present, the Company does not have a Chairman of the Board. The interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management.

The directors remain sensitive to corporate governance issues and seek to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs. The directors remain committed to ensuring the long term viability and profitability of the Company, as well as the well-being of its employees and of the communities in which it operates.

OTHER MATTERS TO BE ACTED UPON AT THE MEETING

Brokered Private Placement

The Company has received a proposal from Canaccord Capital Corporation ("Canaccord") to carry out a 23,333,333 unit private placement at a price of C$0.15 per unit to generate proceeds of C$3,500,000 (the "Placement"). Each unit will consist of one common share of the Company and one half of a share purchase warrant, each whole warrant entitling the purchase of one additional common share of the Company at a price of C$0.25 for a period of two years. In consideration of acting as the Company's agent in respect of the Placement, Canaccord will receive a commission of 10% of the gross proceeds and a broker's warrant entitling the purchase of up to 2,333,333 shares of the Company at a price of $0.25 per share for a period of two years.

The Company's issued and outstanding share capital is currently 33,340,543 common shares and the Company proposes that the maximum number of Common Shares which either would be issued, or made subject to issuance pursuant to the Placement would not exceed 37,333,333 shares in the aggregate, or 112% of the Company's issued and outstanding shares as at June 14, 2002.

The net proceeds from the Placement will be used primarily to fund the Company's obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama.

In order to complete the Placement, the Company requests that its shareholders pass an ordinary resolution in the following terms:

> "**RESOLVED**, as an ordinary resolution, that the issuance by the Company of up to 37,333,333 common shares of the Company pursuant to the proposed brokered private placement of 23,333,333 units of the Company at a price of $0.15 per unit, each unit consisting of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share for a period of two years, is hereby approved" (the "Private Placement Resolution").

The Board of Directors recommends a vote **FOR the Private Placement Resolution.**

Increase of Number of Common Shares Reserved under the Company's Incentive Share Option Plan and Waiver of Size Limit for Grant of New Options

At present, the maximum number of Common Shares which may be reserved for issuance under the Company's Incentive Share Option Plan (the "Plan") is 4,950,968 Common Shares (which represented 20% of the issued and outstanding capital of the Company at the time of the inception of the Plan in 1994). Since the establishment of the Plan, a total of 768,050 options have been exercised and currently there are 3,545,338 options outstanding. This leaves a reserve of only 637,580 Common Shares for future distribution.

Subject to regulatory approval, the Company wishes to increase the maximum number of Common Shares which may be reserved under the Plan to 7,436,158 Common Shares, or 22% of the current issued and outstanding capital.

In addition, subject to regulatory approval and the closing of the brokered private placement discussed above, the Company wishes to grant to Richard Fifer, a Nominee for Director, in recognition of the key role he has played in arranging the placement, 3,122,770 Options which represents the total number of Options available following the increase of the number of Common Shares reserved for issuance under the Plan. These Options would exceed 5% of the issued and outstanding shares of the Company and exceed the maximum number of Options which any one insider of the Company is entitled to hold under the Plan.

Both the Plan and TSX policy require that any increase in the number of Common Shares which may be reserved for issuance under the Plan to more than 10% of the issued shares of the Company and the waiver of the 5% limitation on Options granted to insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize to amend the Options granted to insiders, subject to all necessary regulatory approvals.

The Company requests that its shareholders pass an ordinary resolution in the following terms:

> "**RESOLVED**, as an ordinary resolution, that the maximum number of Common Shares which may be reserved under the Company's Incentive Share Option Plan (the "Plan") be increased to 7,436,158 Common Shares and that, subject to the closing of the Company's proposed brokered private placement of 23,333,333 units, Richard Fifer be granted 3,122,770 Options under the revised Plan, as is more particularly described in the Company's Information Circular dated June 14, 2002, is hereby approved" (the "Incentive Share Option Plan Resolution").

The Board of Directors recommends a vote **FOR the Incentive Share Option Plan Resolution.**

Repricing of Current Incentive Share Options

"Repricing" of an option means the adjustment or amendment of the exercise or base price of an option previously awarded, whether through amendment, cancellation or replacement grants, or any other means, but does not include any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option that results in the periodic adjustment of the effective exercise, purchase or base price, a plan anti-dilution provision, or a recapitalization or similar transaction equally affecting all holders of the class of securities underlying the option and "repriced" has a corresponding meaning.

Subsequent to the fiscal year end, on April 18, 2002, the board of directors of the Company decided to effect a repricing by reducing the exercise price of the Options granted to its directors and employees in recognition of the fact that the trading price of the shares was, generally, substantially below such exercise prices, due to a significant downturn in the share prices of junior mining stocks traded on the Canadian stock exchanges over the past few years. And also in recognition of the fact that there are no arrangements under which Executive Officers or Directors were compensated by the Company during the most recently completed financial year for their services.

The repricing took place by way of cancellation and replacement of existing grants. A total of 3,545,338 Options were reissued at a price of $0.15 per share, of which 2,779,538 were granted to insiders and the remainder to employees. The said Options to be exercisable at any time up to and including April 18, 2007.

The following table sets forth details of the repricing of Options granted to insiders. For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Name (a)	Date of Repricing (b)	Securities Under Options/SARs Repriced or Amended (#) (c)	Market Price of Securities at Time of Repricing or Amendment ($/Security) (d)	Exercise Price at Time of Repricing or Amendment ($/Security) (e)	New Exercise Price ($/Security) (e)	Length of Original Option Term Remaining at Date of Repricing or Amendment (g)
Chet Idziszek	April 18/02	379,847	0.10	0.45	0.15	To 07/30/2003
	April 18/02	195,000	0.10	0.25	0.15	To 02/02/2005
James Stewart	April 18/02	262,650	0.10	0.45	0.15	To 07/30/2003
	April 18/02	195,000	0.10	0.25	0.15	To 02/02/2005
Stuart Angus	April 18/02	125,000	0.10	0.45	0.15	To 07/30/2003
	April 18/02	195,000	0.10	0.25	0.15	To 02/02/2005
Julio Benedetti	April 18/02	297,041	0.10	0.45	0.15	To 07/30/2003
	April 18/02	200,000	0.10	0.25	0.15	To 02/02/2005
Roberto Brenes	April 18/02	125,000	0.10	0.45	0.15	To 07/30/2003
	April 18/02	200,000	0.10	0.25	0.15	To 02/02/2005
Luis Moreno	April 18/02	125,000	0.10	0.45	0.15	To 07/30/2003
	April 18/02	200,000	0.10	0.25	0.15	To 02/02/2005
E. Thompson	April 18/02	85,000	0.10	0.45	0.15	To 07/30/2003
	April 18/02	195,000	0.10	0.25	0.15	To 02/02/2005

The number of shares under option have been determined by the Directors in accordance with the policies of the TSX and the terms of the Company's Incentive Share Option Plan.

TSX policy requires that any decrease in exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize to amend the Options granted to insiders, subject to all necessary regulatory approvals.

The Company requests that its shareholders pass an ordinary resolution in the following terms:

> "**RESOLVED**, as an ordinary resolution, that the repricing of 3,545,338 Options by the reduction of the exercise price of such Options to $0.15 per share, as is more particularly described in the Company's Information Circular dated June 14, 2002, is hereby approved" (the "Repricing Resolution").

The Board of Directors recommends a vote **FOR the Repricing Resolution.**

Any other Matters

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

The contents and sending of this management proxy information circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 14th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"CHET IDZISZEK"

President and Chief Executive Officer

Adrian Resources Ltd.

(an exploration stage company)

Consolidated Financial Statements

January 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

April 18, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, including the reconciliation to United States generally accepted accounting principles presented in note 18, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

James G. Stewart
Secretary and General Counsel

Chet Idziszek
President and Chief Executive Officer



PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Adrian Resources Ltd.

We have audited the consolidated balance sheets of **Adrian Resources Ltd.** (an exploration stage company) as at January 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended January 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years ended January 31, 2002, 2001 and 2000 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in accounting for foreign exchange gains and losses on long-term monetary assets and liabilities as explained in note 2 to the financial statements, on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
April 18, 2002



PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflicts

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 18, 2002 is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2 to the financial statements. Our report to the shareholders dated April 18, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
April 18, 2002

Adrian Resources Ltd.

(an exploration stage company)
Consolidated Balance Sheets
As at January 31, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $ (Restated - note 2)
Assets		
Current assets		
Cash and cash equivalents	192,657	123,648
Marketable securities (note 3)	11,685	31,978
Accounts receivable	31,742	174,533
Prepaid expenses	15,335	15,792
	251,419	345,951
Fixed assets (note 6)	74,652	99,354
Resource properties (note 7)	-	32,625,127
Performance bond - restricted cash (note 8)	976,447	988,485
	1,302,518	34,058,917
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	21,257	28,078
Other accrued liabilities	47,055	48,794
	68,312	76,872
Shareholders' Equity		
Capital stock (note 9)		
Authorized		
100,000,000 common shares without par value		
Issued		
33,340,543 common shares (2001 - 33,340,543)	48,842,442	48,842,442
Deficit	(41,319,847)	(8,572,008)
	7,522,595	40,270,434
Treasury stock - at cost		
Repurchased, not cancelled - 1,660,200 common shares	(6,288,389)	(6,288,389)
	1,234,206	33,982,045
	1,302,518	34,058,917

Nature of operations and going concern (note 1)

Contingencies and commitments (note 14)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Adrian Resources Ltd.

(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended January 31, 2002, 2001 and 2000

(expressed in Canadian dollars except per share amounts)

	2002 $	2001 $ (Restated - note 2)	2000 $ (Restated - note 2)
General and administrative expenses			
Accounting and legal	33,863	57,119	63,609
Bad debts	-	4,038	-
Capital tax	-	(17,707)	10,906
Depreciation	24,702	64,952	105,404
Filing fees	11,369	17,813	16,501
Insurance	2,122	11,655	37,956
Interest and bank charges	494	2,105	1,327
Investor relations and shareholder information	15,976	28,983	28,931
Office administration	7,404	20,818	52,522
Rent	22,430	22,195	125,629
Travel	-	1,812	3,680
Transfer agent fees	9,702	10,473	10,643
Wages and benefits	75,290	246,850	257,736
	203,352	471,106	714,844
Other income (expense)			
Equity in loss of associated company (note 4)	-	(733,521)	(67,204)
Foreign exchange gain (loss)	62,239	37,736	(76,187)
Gain on sale of marketable securities	80,977	8,302	-
Interest income and amortization of discount on bond	81,897	105,788	156,433
Other income	-	-	95,327
Property income	-	8,000	159,625
Writedown of marketable securities	(141,167)	(95,259)	(156,000)
Writedown of resource properties	(32,628,433)	(382,086)	-
Loss for the year	(32,747,839)	(1,522,146)	(602,850)
Deficit - Beginning of year			
As previously reported	(8,572,008)	(7,049,862)	(6,534,918)
Restatement of deferred foreign exchange (note 2)	-	-	87,906
As restated	(8,572,008)	(7,049,862)	(6,447,012)
Deficit - End of year	(41,319,847)	(8,572,008)	(7,049,862)
Basic and diluted loss per share	(1.03)	(0.05)	(0.02)
Weighted average number of shares outstanding	31,680,343	30,427,111	29,549,028

The accompanying notes are an integral part of these consolidated financial statements.

Adrian Resources Ltd.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended January 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002 $	2001 $ (Restated - note 2)	2000 $ (Restated - note 2)
Cash flows from operating activities			
Loss for the year	(32,747,839)	(1,522,146)	(602,850)
Items not affecting cash			
Amortization of discount on bond included in interest income	(13,511)	(5,227)	-
Depreciation	24,702	64,952	105,404
Gain on sale of marketable securities	(80,977)	(8,302)	-
Writedown of marketable securities	141,167	95,259	156,000
Writedown of resource properties	32,628,433	382,086	-
Foreign exchange (gain) loss on performance bond	(62,627)	(16,857)	43,836
Equity in loss of associated company	-	733,521	67,204
Changes in non-cash operating working capital items			
Accounts receivable	(14,061)	104,011	(327,016)
Prepaid expenses	457	1,623	19,367
Accounts payable and accrued liabilities	(6,821)	(43,782)	(169,778)
	(131,077)	(214,862)	(707,833)
Cash flows from financing activities			
Net proceeds from issuance of capital stock	-	254,361	-
Joint venture loan payments	(1,739)	(7,502)	(78,356)
	(1,739)	246,859	(78,356)
Cash flows from investing activities			
Proceeds from sale of marketable securities	116,955	51,406	-
Investment in Hyperion Resources Corp.	-	-	(150,000)
Purchase of fixed assets	-	(2,161)	(9,800)
Expenditures on resource properties	(3,306)	(423,739)	(266,523)
Proceeds from reduction in performance bond	88,176	165,535	-
	201,825	(208,959)	(426,323)
Increase (decrease) in cash and cash equivalents	69,009	(176,962)	(1,212,512)
Cash and cash equivalents - Beginning of year	123,648	300,610	1,513,122
Cash and cash equivalents - End of year	192,657	123,648	300,610

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management, development, and sale of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable, except for the Petaquilla property, for which a feasibility study has been completed although as a result of continuing depressed copper prices, development of the Petaquilla property is considered to be uneconomic at this time.

At January 31, 2002, the Company has working capital of $230,162. The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and undertake further exploration and subsequent development of mineral properties. Management is pursuing such additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2 Summary of significant accounting policies

Generally accepted accounting principles

The consolidated financial statements are presented in accordance with generally accepted accounting principles (GAAP) applicable in Canada and have been reconciled to GAAP applicable in the United States as disclosed in note 18.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Adrian Resources, S.A., Adrian Resources (Peru) S.A., Adrian Resources (BVI) Inc., Adrian Resources (Colorado) Inc., and Geo Recursos Internacional, S.A. (Geo Recursos). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (Minera Petaquilla).

All significant intercompany transactions and balances have been eliminated.

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents include cash and bank deposits maturing within 90 days from the original date of acquisition. To limit its credit risk exposure, the Company places its deposits with financial institutions with high credit standing.

Investments and marketable securities

Investments in marketable securities are valued at the lower of cost and quoted market value on an individual investment basis.

The Company uses the equity method of accounting for investments in which it owns less than 50% and over which it exercises significant influence. Equity in losses in an investee is limited to the carrying amount of the investment.

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of option and similar payments. Cash and other property payments received from the Company's exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received. Management fees earned for the management of properties are included in income.

On a quarterly basis, senior management reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

(expressed in Canadian dollars)

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or Native land claims and title may be affected by undetected defects.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation, which is provided on furniture and fixtures, and computer and office equipment on the declining balance basis at rates varying between 20% and 30% per annum, and on leasehold improvements on the straight-line basis over the life of the lease.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at the average rate of exchange during the year. Translation gains and losses are reflected in loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

During the year ended January 31, 2002, the Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA), whereby foreign exchange gains and losses on long-term monetary assets and liabilities are no longer deferred and amortized over the remaining lives of the related items, but are recognized as a gain or loss in the year that they arise. The revised standard has been adopted on a retroactive basis with restatement of prior periods resulting in an increase in the foreign exchange gain of $62,627 for the year ended January 31, 2002 (2001 - $16,857; 2000 - ($43,836)). The cumulative adjustment to opening deficit at January 31, 1999 was a gain of $87,906.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. The Company has adopted the revised accounting standards for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation

The Company has a fixed stock option plan as described in note 10. No compensation expense is recognized when stock options are issued under this plan. Consideration paid on exercise of stock options is credited to capital stock.

(expressed in Canadian dollars)

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Comparative figures

Certain comparative figures have been reclassified to comply with the current year's presentation.

3 Marketable securities

	2002 $	2001 $
Madison Enterprises Corp. (Madison)	-	29,790
Other	11,685	2,188
	11,685	31,978

At January 31, 2002, the Company held nil (2001 - 165,500) shares in Madison with a quoted value of $nil (2001 - $29,790). Madison is related to the Company by virtue of common directors. The quoted value of other marketable securities is $44,404 (2001 - $3,688).

4 Investment in Hyperion Resources Corp.

At January 31, 2002, the Company holds 187,500 shares (2001 - 5,800,690 shares) representing 1% ownership (2001 - 33.4%) in Hyperion Resources Corp. (Hyperion), a public company quoted on the TSX Venture Exchange. These shares are held in escrow and may only be released in accordance with the rules of the TSX Venture Exchange. During the year ended January 31, 2001, the carrying value of the investment in Hyperion was reduced to $nil by $733,521 to reflect the Company's equity in Hyperion's losses. At January 31, 2002, the quoted market value of the investment is $5,625 (2001 - $638,075).

(expressed in Canadian dollars)

5 Investment in joint venture

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements and summarized as follows:

	2002 $	2001 $
Assets		
Current assets		
Cash	306	14,290
Due from shareholders	17,341	15,482
Other accounts receivable	9,030	8,507
Resource properties	-	18,025,884
	26,677	18,064,163
Liabilities		
Current liabilities	4,329	10,886
Long-term liabilities	47,056	48,794
Shareholders' (deficiency) equity	(24,708)	18,004,483
	26,677	18,064,163
Cash flows (to) from		
Operating activities	(16,484)	13,683
Financing activities	79,517	244,168
Investing activities	(77,015)	(252,875)

The Minera Petaquilla joint venture agreement is described more fully in note 7(a). The excess of the Company's cost of the investment over its share of the equity has been allocated to mineral properties. During the year ended January 31, 2002, the Company wrote off its interest in the Petaquilla property (note 7).

(expressed in Canadian dollars)

6 Fixed assets

			2002
	Cost $	Accumulated depreciation $	Net $
Computer equipment	275,590	241,775	33,815
Furniture and fixtures	103,477	73,046	30,431
Office equipment	38,992	28,586	10,406
	418,059	343,407	74,652

			2001
	Cost $	Accumulated depreciation $	Net $
Computer equipment	275,590	227,283	48,307
Furniture and fixtures	103,477	65,438	38,039
Office equipment	38,992	25,984	13,008
Leasehold improvements	74,243	74,243	-
	492,302	392,948	99,354

7 Resource properties

	Cerro Petaquilla $	Lanark $	Other $	Total $
Balance - January 31, 1999	32,098,325	141,046	77,580	32,316,951
Exploration expenditures	214,841	-	51,681	266,522
Balance - January 31, 2000	32,313,166	141,046	129,261	32,583,473
Exploration expenditures	311,961	-	111,779	423,740
Writedown of resource properties	-	(141,046)	(241,040)	(382,086)
Balance - January 31, 2001	32,625,127	-	-	32,625,127
Exploration expenditures	3,306	-	-	3,306
Writedown of resource properties	(32,628,433)	-	-	(32,628,433)
Balance - January 31, 2002	-	-	-	-

(expressed in Canadian dollars)

a) Petaquilla

The Company, through its wholly owned subsidiary Geo Recursos, owns 52%, and Minnova (Panama) Inc. (Minnova), a wholly owned subsidiary of Inmet Mining Corporation (Inmet), owns 48% of Minera Petaquilla, a company formed during 1997 to own the Petaquilla mineral concession in Panama. The Petaquilla property contains a large copper-gold porphyry system.

Teck Corporation (Teck) has an option to acquire 50% of the Company's interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i) fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated

ii) fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed)

iii) arrange project financing for Minera Petaquilla for completion of development of the Petaquilla project and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck has deferred the decision on whether to make a final commitment respecting development of the concession. Teck is committed to annually deliver an update to the feasibility study of the concession. The requirement to make a final commitment within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment shall result in the termination of Teck's right to acquire an interest in Minera Petaquilla.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire Minnova's interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favourable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

(expressed in Canadian dollars)

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the "Shotgun Offer," as defined, and either sell its interest or acquire the Recipient's interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer's interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck's interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck's interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck's interest in the concession shall terminate on the earlier of:

i) Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii) Teck's failure to deliver a final commitment as outlined above.

In the event that Teck's interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama has passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession. It is possible that the future construction of dams within the watershed area could negatively affect the development of the Petaquilla Property.

During the year ended January 31, 2002, the Company recorded a writedown of $32,628,433 as a result of continuing depressed copper prices which make development of the Petaquilla property uneconomic at this time.

(expressed in Canadian dollars)

b) Lanark

The Company owns a 100% interest in certain Crown grants located in the Revelstoke Mining Division of British Columbia. The Company currently has no intention to conduct further exploration on this land. Accordingly, during the year ended January 31, 2001, the Company wrote off the related deferred costs amounting to $141,046.

c) Other properties

i) The Company has a 100% interest in the Santa Lucia property located in the Republic of Panama. During the year ended January 31, 2001, the Company abandoned the Santa Lucia property, located adjacent and contiguous to the Petaquilla property. Accordingly, the Company wrote off the related deferred costs amounting to $129,258.

ii) During the year ended January 31, 2001, the Company entered into an agreement with Hyperion whereby Hyperion has assigned a portion of its rights under its agreement with Lexam Explorations Inc. (Lexam). Lexam has granted to Hyperion an option to acquire a 60% interest in the oil and gas rights which Lexam holds on the 100,000 acre Baca Grant Ranch located in the San Luis Basin in south-central Colorado. Under the assignment agreement, the Company has the right to acquire a 20% interest in Hyperion's agreement with Lexam by paying one-third of the US$8,000,000 in exploration expenditures needed for Hyperion to acquire the 60% interest in the Baca Grant Ranch property from Lexam. Following the exercise of the option, the co-venturers will bear all costs of further exploration on a pro rata basis, failing which, the interest of the party not funding will be subject to dilution.

The Company has given notice to Lexam of the existence of a force majeure, due to the delay in obtaining surface use permits from Saguache County, Colorado, whereby the time by which the Company and Hyperion must raise sufficient financing or have in their treasuries sufficient funds to drill the first well on the Baca Ranch property is extended, for so long as such event of force majeure remains in existence. Until the permits are granted, the Company has expensed costs incurred on this project, which during the year ended January 31, 2001 were $111,779.

8 Performance bond - restricted cash

During the year ended January 31, 2001, the Company purchased a Republic of Panama Sovereign Bond for US$630,000 with a face value of US$750,000 and a coupon rate of 4.5% maturing on July 17, 2014. Included in interest income for the year ended January 31, 2002 is amortization of the discount on the bond of $13,511 (2001 - $5,227). The Company received amortization payments of $88,176 in 2002. The Company also purchased a US$25,500 one-year Panama Time Deposit earning interest at a rate of 7% per annum which matured October 1, 2001. The Panama Time Deposit was renewed for one year earning interest at a rate of 6.75% per annum, maturing October 1, 2002.

(expressed in Canadian dollars)

9 Capital stock

Authorized
100,000,000 common shares without par value
20,000,000 preferred shares without par value

Issued

	Number of shares	Amount $
Balance - January 31, 2000	31,246,099	48,588,081
Issued during the year		
For cash		
Brokered private placement (a)	1,666,666	250,000
Non-brokered private placement (b)	277,778	50,000
Corporate finance fee on brokered private placement (a)	150,000	22,500
Share issuance costs	-	(68,139)
Balance - January 31, 2001 and 2002	33,340,543	48,842,442

a) During the year ended January 31, 2001, the Company completed a brokered private placement and issued 1,666,666 units at a price of $0.15 per unit. Each unit consists of one common share and one-half of a non-transferable two-year share purchase warrant. Each whole warrant entitles the purchase of an additional common share of the Company at a price of $0.19 per share until September 7, 2002. The Company issued 150,000 common shares as a corporate finance fee and also issued 416,666 broker's warrants entitling the purchase of an additional common share at a price of $0.19 per share until September 7, 2002.

b) During the year ended January 31, 2001, the Company completed a non-brokered private placement and issued 277,778 units at a price of $0.18 per unit. Each unit consists of one common share and one-half of a non-transferable two-year share purchase warrant. Each whole warrant entitles the purchase of an additional common share of the Company at a price of $0.18 per share until September 7, 2002.

c) The shareholders have adopted a shareholder rights plan (the Plan), creating the potential for substantial dilution of an acquirer's position except with respect to a "permitted bid." The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at one-half of the current market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors, to purchase common shares of the Company. The Plan has a ten-year term and expires on April 28, 2005.

(expressed in Canadian dollars)

10 Stock options

The Company has a stock option plan which authorizes the board of directors to grant up to 4,950,968 shares as incentive stock options to directors, officers and employees. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant, all of which vest immediately and are exercisable over five years.

During the years ended January 31, 2002, 2001 and 2000, the change in stock options outstanding is as follows:

	2002		2001		2000	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	3,586,838	0.34	1,576,838	0.45	1,576,838	0.45
Granted	-	-	2,010,000	0.25	-	-
Expired	-	-	-	-	-	-
Forfeited	(41,500)	(0.31)	-	-	-	-
Options outstanding and exercisable - End of year	3,545,338	0.34	3,586,838	0.34	1,576,838	0.45

As at January 31, 2002, stock options outstanding and exercisable to directors and employees are as follows:

Number of shares	Exercise price $	Expiry date	Remaining contractual life (years)
1,565,338	0.45	July 30, 2003	1.50
1,980,000	0.25	February 2, 2005	3.00
3,545,338			

(expressed in Canadian dollars)

11 Share purchase warrants

During the years ended January 31, 2002, 2001, and 2000 the change in share purchase warrants outstanding is as follows:

	2002		2001		2000	
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Warrants outstanding -						
Beginning of year	1,388,888	0.19	33,333	0.60	-	-
Granted	-	-	1,468,054	0.19	533,333	0.87
Expired	-	-	(112,499)	(0.34)	(500,000)	0.90
Warrants outstanding -						
End of year	1,388,888	0.19	1,388,888	0.19	33,333	0.60

During the year ended January 31, 2001, the Company granted compensation share purchase warrants entitling the purchase of up to 79,166 shares of the Company at a price of $0.23 per share until December 22, 2000. The warrants have expired unexercised.

As at January 31, 2002, the following share purchase warrants are outstanding:

Number of warrants	Exercise price $	Expiry date
138,889	0.18	September 7, 2002
1,249,999	0.19	September 7, 2002
1,388,888		

(expressed in Canadian dollars)

12 Related party transactions

During the year ended January 31, 2002:

a) The Company received property income of $nil (2001 - $8,000; 2000 - $96,000), from companies related or formerly related by virtue of common directors.

b) The Company incurred legal expenses of $nil (2001 - $464; 2000 - $1,550) with law firms in which a director is a partner.

c) The Company paid rent expense of $22,430 (2001 - $nil) to a company related by virtue of common directors.

13 Income taxes

a) The income taxes shown in the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2002 $	2001 $	2000 $
Statutory tax rate	44.62%	45.62%	45.62%
Loss for the year	(32,747,839)	(1,522,146)	(602,850)
Recovery of income taxes based on statutory rates	(14,612,086)	(694,403)	(275,020)
Permanent differences	1,116	5,566	7,524
Difference in foreign tax rates	2,648,668	30,170	23,099
Losses for which an income tax benefit has not been recognized	11,962,302	658,667	244,397
	-	-	-

(expressed in Canadian dollars)

b) Future income taxes reflect the net tax effects of non-capital loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities at January 31, 2002 and 2001 are as follows:

	2002 $	2001 $
Long-term future tax assets		
Non-capital loss carry-forwards	4,407,515	2,442,236
Fixed assets and exploration properties	155,587	367,520
Investments	2,587,307	-
Share issuance costs	14,563	24,868
Total future tax assets	7,164,972	2,834,624
Valuation allowance for future tax assets	(7,164,972)	(2,834,624)
Net future tax assets	-	-

c) The Company has non-capital losses of approximately $4,403,731 available for offset against future taxable income in Canada. The losses will expire as follows:

	$
2003	954,683
2004	1,323,371
2005	662,292
2006	806,203
2007	265,867
2008	289,652
2009	101,663
	4,403,731

The Company also has approximately $175,414 cumulative Canadian exploration and development expenses available indefinitely to offset future taxable income in Canada.

Subject to certain restrictions, the Company also has resource related deductions available to reduce future taxable income in Panama.

(expressed in Canadian dollars)

14 Contingencies and commitments

a) The Government of Panama has passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession. It is possible that the future construction of dams within the watershed area could negatively affect the development of the Petaquilla Property.

b) The Company is committed to make lease payments for the rental of office space as follows:

	$
2003	91,303
2004	30,436

15 Financial instruments

At January 31, 2002, the carrying values of cash and cash equivalents, performance bond, accounts receivable and accounts payable and accrued liabilities approximate their fair values based on the nature of these instruments. The fair value of the Company's marketable securities and investment are given in notes 3 and 4, respectively.

16 Segmented information

The Company has one operating segment, the exploration and development of mineral properties located principally in Latin America. Details of geographic segments are as follows:

			2002			2001
	Canada $	Panama $	Total $	Canada $	Panama $	Total $
Interest income	1,476	80,421	81,897	46,894	58,894	105,788
Fixed assets	74,652	-	74,652	99,354	-	99,354
Resource properties	-	-	-	-	32,625,127	32,625,127
	74,652	-	74,652	99,354	32,625,127	32,724,481

(expressed in Canadian dollars)

17 Supplemental cash flow information

During the years ended January 31, 2002, 2001 and 2000, the Company conducted non-cash operating, financing and investing activities as follows:

	2002 $	2001 $	2000 $
Non-cash operating activities			
Accounts receivable settled with Hyperion shares	-	-	442,604
Accounts receivable settled with marketable securities	156,852	-	-
Non-cash financing activities			
Capital stock issued for Hyperion shares	-	-	71,250
Capital stock issued for corporate finance fee	-	22,500	-
Private placement corporate finance fee	-	(22,500)	-
Non-cash investing activities			
Investment in Hyperion	-	-	(513,854)
Marketable securities applied in settlement of accounts receivable	(156,852)	-	-

(expressed in Canadian dollars)

18 Differences between Canadian and U.S. generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with the Canadian GAAP. Significant measurement differences between GAAP in Canada and the United States which would have an effect on these consolidated financial statements are as follows:

Loss for the year

	2002 $	2001 $ (Restated - note 2)	2000 $ (Restated - note 2)
Loss for the year following Canadian GAAP	(32,747,839)	(1,522,146)	(602,580)
Exploration expenditures for the year (a)	-	-	(51,681)
Exploration costs written off during the year that would have been expensed in the year incurred	-	270,307	-
Interest capitalized on resource properties written off (d)	(127,800)	-	-
Adjustment to equity in loss of associated company for exploration expenditures (a)	-	120,430	(120,430)
Loss for the year following U.S. GAAP	(32,875,639)	(1,131,409)	(774,691)
Holding gains on investments (c)	31,219	(14,764)	(147,712)
Comprehensive loss	(32,844,420)	(1,146,173)	(922,403)
Basic loss per share following U.S. GAAP	(1.04)	(0.04)	(0.02)

Resource properties

	2002 $	2001 $	2000 $
Resource properties - Canadian GAAP	-	32,625,127	32,583,474
Cumulative exploration expenditures (a)	-	-	(270,307)
Interest on long-term debt (d)	-	127,800	127,800
Resource properties - U.S. GAAP	-	32,752,927	32,440,967

(expressed in Canadian dollars)

Shareholders' Equity

	2002 $	2001 $ (Restated - note 2)	2000 $ (Restated - note 2)
Shareholders' equity following Canadian GAAP	1,234,206	33,982,045	35,249,830
Cumulative adjustments:			
Exploration expenditures (a)	-	-	(270,307)
Equity in loss of associated company (a)	-	-	(120,430)
Holding gains on investments (c)	32,719	1,500	16,264
Interest on long-term debt (d)	-	127,800	127,800
Shareholders' equity following U.S. GAAP	1,266,925	34,111,345	35,003,157

Cash flows

	2002 $	2001 $	2000 $
Cash flows from operating activities			
Per Canadian GAAP	(131,077)	(214,862)	(707,833)
Exploration expenditures	-	(423,739)	(266,523)
Per U.S. GAAP	(131,077)	(638,601)	(974,356)
Cash flows from financing activities			
Per Canadian and U.S. GAAP	(1,739)	246,859	(78,356)
Cash flows from investing activities			
Per Canadian GAAP	201,825	(208,959)	(426,323)
Exploration expenditures	-	423,739	266,523
Per U.S. GAAP	201,825	214,780	(159,800)

a) Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties is measured periodically for recoverability of carrying values, under Statement of Financial Accounting Standard (SFAS) 121.

(expressed in Canadian dollars)

b) Foreign exchange gains arising on the translation of long-term monetary items, such as the performance bond, were deferred and amortized over the term of the investment under Canadian GAAP. During the year ended January 31, 2002, as described in note 2, the Company adopted a change in accounting policy for foreign exchange with restatement of prior periods. Accordingly, under both Canadian and U.S. GAAP, foreign exchange gains are included in income in the year they arise. The change in policy did not result in any restatement of U.S. GAAP information.

c) Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under SFAS No. 115, these investments are classified as "available for sale" securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

d) During the years ended January 31, 1994 and 1995, the Company expensed $127,800 of interest, which under U.S. GAAP would have been capitalized to mineral properties.

e) Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the Company's common shares at the date of grant, there is no compensation cost to be recognized by the Company.

f) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

(expressed in Canadian dollars)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The Company is analyzing the impact of Section 3870 and will adopt the Section on January 1, 2002.

19 Subsequent events

On April 18, 2002, the Company agreed, subject to regulatory approval, to cancel currently outstanding incentive stock options entitling the purchase of up to 3,545,338 common shares. The Company has agreed to replace them with new options entitling the purchase of an equal number of common shares of the Company at a price of $0.15 per share up to and including April 18, 2007.



Suite 2000, Guinness Tower
1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Tel.: (604) 331-8772
Fax: (604) 331-8773 or (604) 688-0063

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial position of Adrian Resources Ltd. (the "Company") and the results of its operations and cash flows for the three years ended January 31, 2002 should be read in conjunction with the consolidated financial statements of Adrian and related notes included therein. The Company's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP. The principal measurement differences from U.S. GAAP that affect the financial statements of the Company are described in Note 18 of the consolidated financial statements of the Company.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and, with the exception of its Petaquilla Property which is the subject of a bankable final feasibility study, its current operations on its various properties are exploratory searches for mineable deposits of minerals. During the fiscal year ended January 31, 2002, the Company was primarily engaged in the continued development of its Petaquilla Property in Panama. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond the control of the Company. During the fiscal year ended January 31, 2002, the Company recorded a write-down of $32,628,433 in respect of its Petaquilla Property as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at the present time.

Fiscal Year Ended January 31, 2002 Compared to Fiscal Year Ended January 31, 2001

During the fiscal year ended January 31, 2002, the Company recorded interest income of $81,897, a foreign exchange gain of $62,239, a gain on the sale of marketable securities of $80,977 and write-downs of marketable securities and resource properties of $141,167 and $32,628,433, respectively. During the fiscal year ended January 31, 2001, the Company recorded interest income of $105,788, a restated foreign exchange gain of $37,736 and property revenue of $8,000 and recorded a write down of marketable securities and resource properties of $477,345, in the aggregate, and an equity loss in an associated company, Hyperion Resources Corp., of $733,521.

General and administrative expenses for the fiscal year ended January 31, 2002 were $203,352, down from $471,106 for the fiscal year ended January 31, 2001. This decrease is primarily due to decreased accounting and legal charges, depreciation and wages and benefits. Accounting and legal charges for the fiscal year ended January 31, 2002 decreased to $33,863 from $57,119 for the fiscal year ended January 31, 2001, largely as a result of charges incurred in the previous year in connection with an equity financing and the incorporation of a British Virgin Islands subsidiary. Depreciation for the fiscal year ended January 31, 2002 decreased to $24,702 from $64,952 for the fiscal year ended January 31, 2001, largely as a result of its declining balance. During the fiscal year ended January 31, 2002, wages and benefits decreased to $75,290 from $246,850 for the fiscal year ended January 31, 2001 largely as a result of the cessation of executive salaries during the fiscal year ended January 31, 2002.

The net loss for the fiscal year ended January 31, 2002 was $32,628,433 or $1.03 per share as compared with a restated net loss for the fiscal year ended January 31, 2001 of $1,522,146 or $0.05 per share. The Company also expects to incur a net operating loss for the fiscal year ended January 31, 2003.

Fiscal Year Ended January 31, 2001 Compared to Fiscal Year Ended January 31, 2000

During the fiscal year ended January 31, 2001, the Company recorded interest income of $105,788 and property revenue of $8,000. During the fiscal year ended January 31, 2000, the Company recorded interest income of $156,433, property income of $159,625 and other income of $95,327.

Expenses for the fiscal year ended January 31, 2001 were $471,106, down from $714,844 for the fiscal year ended January 31, 2000. This decrease is primarily due to decreased depreciation, insurance, office administration costs and rent. Depreciation for the fiscal year ended January 31, 2001 decreased to $64,952 from $105,404 for the fiscal year ended January 31, 2000, largely as a result of completion of depletion of leasehold improvements. Insurance expenses fell to $11,655 in the fiscal year ended January 31, 2001 from $37,956 in the fiscal year ended January 31, 2000. During the fiscal year ended January 31, 2001, office and rent costs decreased to $43,013 from $178,151 for the fiscal year ended January 31, 2000 as a result of cost sharing arrangements during the fiscal year ended January 31, 2001.

During the fiscal year ended January 31, 2001, the Company recorded a write down of marketable securities and resource properties of $477,345, in the aggregate, a restated foreign exchange gain of $37,736 and an equity loss in an associated company, Hyperion Resources Corp., of $733,521. During the fiscal year ended January 31, 2000 the Company recorded a write down of marketable securities of $156,000, a restated foreign exchange loss of $76,187 and an equity loss in an associated company, Hyperion Resources Corp., of $67,204.

The restated net loss for the fiscal year ended January 31, 2001 was $1,522,146 or $0.05 per share as compared with a restated net loss for the fiscal year ended January 31, 2000 of $602,850 or $0.02 per share.

Fiscal Year Ended January 31, 2000 Compared to Fiscal Year Ended January 31, 1999

During the fiscal year ended January 31, 2000, the Company recorded interest income of $156,433, property income of $159,625 and other income of $95,327. During the fiscal year ended January 31, 1999, the Company recorded interest income of $202,806 and property income of $94,737. Revenue from interest decreased due to reduced interest rates and reduced cash reserves.

Expenses for the fiscal year ended January 31, 2000 were $714,844, down from $1,086,193 for the fiscal year ended January 31, 1999 due principally to the decreased level of business activity of the Company. Legal and accounting expenses for the fiscal year ended January 31, 2000 decreased to $63,609 from $120,856 for the fiscal year ended January 31, 1999 due primarily to the settlement of litigation with Smith Barney. Office administration costs and rent decreased to a total of $178,151 for the fiscal year ended January 31, 2000 from a total of $243,890 for the fiscal year ended January 31, 1999. Wages and benefits decreased to $257,736 for the fiscal year ended January 31, 2000 from $360,051 for the fiscal year ended January 31, 1999.

During the fiscal year ended January 31, 2000, the Company recorded a write down of marketable securities of $156,000, a restated foreign exchange loss of $76,187 and an equity loss in an associated company, Hyperion Resources Corp., of $67,204. During the fiscal year ended January 31, 1999 the Company recorded a write down of marketable securities and resource properties of $869,253, in the aggregate, a loss of $271,150 as a result of settlement of litigation with Smith Barney, a restated foreign exchange gain of $128,781 and an equity loss in an associated company, Hyperion Resources Corp., of $16,879.

The restated net loss for the fiscal year ended January 31, 2000 was $602,850 or $0.02 per share as compared with a restated net loss for the fiscal year ended January 31, 1999 of $1,817,151 or $0.06 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years. The Company's principal property, the Petaquilla Property, is located in Panama, and as a result the Company's operations on the property may be subject to additional risks.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company has no plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company expects to require additional financing (which it is currently seeking) for its currently held properties during the upcoming fiscal year. Accordingly, there is substantial doubt about its ability to continue as a going concern. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Mineral properties and investments which were written down in the years ended January 31, 2002, January 31, 2001 and January 31, 2000 were written down when the Company decided there was little or no possibility of recovery from these properties. Management reviews annually the carrying value of the Company's interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

January 31, 2002 Compared to January 31, 2001

At January 31, 2002, the Company's current assets totalled $251,419 compared to $345,951 at January 31, 2001. The decrease is primarily attributable to general and administrative expenses. During the same period, total liabilities decreased to $68,312 from $76,872. As a result, working capital was $230,162 at January 31, 2002 as compared with working capital of $317,873 at January 31, 2001. As at January 31, 2002 and January 31, 2000, the Company had no long-term debt.

At January 31, 2002, the Company had total assets of $1,302,518 as compared with $34,058,917 at January 31, 2001. This decrease is due principally to the recording of a write-down of resource properties of $32,628,433 as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at the present time.

Share capital as at both January 31, 2002 and 2001 was $48,842,442.

The Company's largest cash outflow in the fiscal year ended January 31, 2002 was general and administrative expenses of $203,352. The Company's largest cash outflow in the fiscal year ended January 31, 2001 was general and administrative expenses of $471,106. During the fiscal year ended January 31, 2002, the Company also incurred mineral property expenditures of $3,306, compared to net property expenditures of $423,739 during the fiscal year ended January 31, 2001. The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended January 31, 2002 was provided by interest income of $81,897. The most significant contribution to working capital in the year ended January 31, 2001 was provided by interest income of $105,788.

January 31, 2001 Compared to January 31, 2000

At January 31, 2001, the Company's current assets totalled $345,951 compared to $766,910 at January 31, 2000. The decrease is primarily attributable to general and administrative expenses. During the same period, total liabilities decreased to $76,872 from $128,156 (restated). As a result, working capital was $317,873 at January 31, 2001 as compared with working capital of $695,050 at January 31, 2000. As at January 31, 2001 and January 31, 2000, the Company had no long-term debt.

At January 31, 2001, the Company had total assets of $34,058,917 as compared with $35,377,986 at January 31, 2000. This decrease is due principally to the general and administrative expenses incurred by the Company and the recording of an equity loss in an associated company, Hyperion Resources Corp.

Share capital as at January 31, 2001 was $48,842,442, up from $48,588,081 as at January 31, 2000 due to the issuance of share capital. During the fiscal year ended January 31, 2001, the Company issued 1,666,666 units pursuant to a brokered private placement to generate net proceeds of $227,500. Each unit was comprised of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.19 per share until September 7, 2002. The Company also issued 150,000 common shares as a corporate finance fee and broker's warrants entitling the broker to purchase up to 416,666 additional common shares of the Company at a price of $0.19 per share until September 7, 2002, in connection with such private placement. During the fiscal year ended January 31, 2001, the Company also issued 277,778 units pursuant to a private placement to generate net proceeds of $50,000. Each unit was comprised of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.18 per share until September 7, 2002.

The Company's largest cash outflow in the fiscal year ended January 31, 2001 was general and administrative expenses of $471,106. The Company's largest cash outflow in the fiscal year ended January 31, 2000 was general and administrative expenses of $714,844. During the fiscal year ended January 31, 2001, the Company also incurred mineral property expenditures of $423,739, compared to net property expenditures of $266,523 during the fiscal year ended January 31, 2000. The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended January 31, 2001 was provided by interest income of $105,788. The most significant contribution to working capital in the year ended January 31, 2000 was provided by interest income of $156,433, property income of $159,625 and other income of $95,327.

January 31, 2000 Compared to January 31, 1999

At January 31, 2000, the Company's current assets totalled $766,910 compared to $2,270,377 at January 31, 1999. The decrease is primarily attributable to general and administrative expenses and the purchase of securities of Hyperion Resources Corp. During the same period, total liabilities decreased significantly to $128,156 from $153,732 (restated in both periods). As a result of the general and administrative expenses incurred by the Company and its investment in Hyperion Resources Corp., working capital was $695,050 at January 31, 2000 as compared with working capital of $2,028,739 at January 31, 1999. As at January 31, 2000 and January 31, 1999, the Company had no long-term debt.

At January 31, 2000, the Company had total assets of $35,377,986 as compared with $36,157,720 at January 31, 1999. This decrease is due principally to the general and administrative expenses incurred by the Company and the purchase of securities of Hyperion Resources Corp.

Share capital as at January 31, 2000 was $48,588,081, up slightly from $48,516,831 as at January 31, 1999.

The Company's largest cash outflow in the fiscal years ended January 31, 2000 and January 31, 1999 was general and administrative expenses of $714,844 and $1,086,193, respectively. During the fiscal year ended January 31, 2000, the Company incurred mineral property expenditures of $266,523, compared to net property expenditures of $812,640 during the fiscal year ended January 31, 1999. The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended January 31, 2000 was provided by interest income of $156,433 and property income of $159,625. The most significant contribution to working capital in the year ended January 31, 1999 was interest income of $202,806 and property income of $94,737.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant measurement differences between Canadian and U.S. GAAP, which affect the Company's financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred. Had the Company presented its financial statements in accordance with U.S. GAAP, its losses would have increased by $127,800, decreased by $390,737 and increased by $172,111, for the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

BY ORDER OF THE BOARD OF DIRECTORS OF
ADRIAN RESOURCES LTD.

Chet Idziszek
President and Chief Executive Officer

ADRIAN RESOURCES LTD.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **ADRIAN RESOURCES LTD.** (THE "COMPANY") HEREBY APPOINTS **CHET IDZISZEK**, OR FAILING HIM, **JAMES G. STEWART**, OR INSTEAD OF EITHER OF THE FOREGOING, ____ OR FAILING HIM, ______________________________(HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON WEDNESDAY, THE 24th DAY OF JULY, 2002, AT THE HOUR OF 10:00 O'CLOCK IN THE FORENOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To appoint Messrs. PricewaterhouseCoopers LLP (formerly Coopers & Lybrand), Chartered Accountants, as Auditors for the Company for the ensuing year at a remuneration to be fixed by the directors.

   VOTE FOR ____________ WITHHOLD VOTE ____________.

2. To determine the number of directors of the Company at seven.

   VOTE FOR ____________ or VOTE AGAINST ____________.

3. To elect each of the following persons as a director of the Company for the ensuing year:

Chet Idziszek	VOTE FOR ____________	WITHHOLD VOTE ____________
James G. Stewart	VOTE FOR ____________	WITHHOLD VOTE ____________
R. Stuart Angus	VOTE FOR ____________	WITHHOLD VOTE ____________
Joaquín Alvíz Victorio	VOTE FOR ____________	WITHHOLD VOTE ____________
Richard G. Fifer Carles	VOTE FOR ____________	WITHHOLD VOTE ____________
María Antonia Gomez Cerro	VOTE FOR ____________	WITHHOLD VOTE ____________
Edward G. Thompson	VOTE FOR ____________	WITHHOLD VOTE ____________

4. To approve the issuance by the Company of up to 37,333,333 common shares of the Company pursuant to the proposed brokered private placement of 23,333,333 units of the Company, as is more particularly described in the Company's Information Circular dated June 14, 2002.

   VOTE FOR ____________ or VOTE AGAINST ____________.

5. To approve the increase of the number of common shares which may be reserved under the Company's Incentive Share Option Plan and to approve the granting of new incentive share options subject to the closing of the proposed brokered private placement, all as more particularly described in the Company's Information Circular dated June 14, 2002.

   VOTE FOR ____________ or VOTE AGAINST ____________.

6. To ratify and approve the repricing of current Incentive Share Options to insiders of the Company, all at such price and upon such terms as may be acceptable to TSX.

   VOTE FOR ____________ or VOTE AGAINST ____________.

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (**IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS**), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company's audited consolidated financial statements for the fiscal period ended January 31, 2002, the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of June 14, 2002, and the Notes hereto, Report to Shareholders, a Management Discussion and Analysis of financial results and the Annual Return Card, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **COMPUTERSHARE TRUST COMPANY OF CANADA**, OF 4TH FLOOR - 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, **NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.**

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this ________ day of ___________________, 2002.
(NOTE TO SHAREHOLDER: PLEASE INSERT DATE OF EXECUTION)

____
Signature of Member

____
Name of Member (please print)

____
Address of Member

____
City/Province

____
Number of Shares Held

ANNUAL RETURN CARD FORM

(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: Registered and Non-Registered
Shareholders of ADRIAN RESOURCES LTD.
(the "Company") CUSIP NO. 00733 P 108

National Policy Statement No. 41/Shareholder Communication provides registered and non-registered shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company.

If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and return this form by mail or fax to:

ADRIAN RESOURCES LTD.
Suite 2000, 1055 West Hastings Street
Vancouver, British Columbia, V6E 2E9
[fax #604-331-8773]

The undersigned certifies to be the owner of securities of Adrian Resources Ltd. and requests to be placed on the Company's Supplemental Mailing List in order to receive the Company's interim financial statements.

DATED: ____________________, 2002

NAME: ______________________________________

(Please print)

Address: ______________________________________

____

____

____

Signature

____

____

Name and Title of Person signing if different from name above

NOTE: As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.

ADRIAN RESOURCES LTD.

FINANCIAL STATEMENTS

Three months ended April 30, 2002

(Unaudited – Prepared by Management)

ADRIAN RESOURCES LTD.
(An exploration stage company)
Consolidated Balance Sheets As At
(Expressed in Canadian Dollars, Unaudited)

	April 30, 2002	January 31, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 137,796	$ 192,657
Marketable securities	11,685	11,685
Accounts receivable	45,392	31,742
Prepaid expenses	15,158	15,335
	210,031	251,419
Fixed assets	70,187	74,652
Performance bond – restricted cash	964,730	976,447
	$ 1,244,948	$ 1,302,518
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 13,692	$ 21,257
Other accrued liabilities	47,055	47,055
	60,747	68,312
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
100,000,000 common shares without par value		
Issued		
33,340,543 common shares	48,842,442	48,842,442
Deferred stock-based compensation	19,303	-
Deficit	(41,389,155)	(41,319,847)
	7,472,590	7,522,595
Treasury stock	(6,288,389)	(6,288,389)
Repurchased, not cancelled – 1,660,200 common shares		
	1,184,201	1,234,206
	$ 1,244,948	$ 1,302,518

Going concern (note 1)

Approved by the Board of Directors

_______________ Director _______________ Director

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended

(Expressed in Canadian Dollars, Unaudited)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001
General and administrative expenses:		
Accounting and legal	$ 4,466	$ 5,958
Bank charges and interest	151	87
Depreciation	4,465	6,023
Filing fees	8,155	5,320
Insurance	900	1,122
Investor relations	1,935	1,090
Office and administration	193	2,459
Property - Petaquilla	20,753	-
Rent	8,411	-
Shareholder information	99	-
Transfer agent's fees	1,280	1,154
Wages and benefits	556	49,299
	51,364	72,512
Other:		
Interest income	17,698	25,947
Foreign exchange (loss) gain	(16,339)	24,369
Stock-based compensation	(19,303)	-
	(17,944)	50,316
Loss for the period	(69,308)	(22,196)
Deficit - Beginning of period	(41,319,847)	(8,572,008)
Deficit – End of period	(41,389,155)	(8,594,204)
Net loss per share	$ 0.00	$ 0.00

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended

(Expressed in Canadian Dollars, Unaudited)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001
Cash flows from operating activities:		
Loss for the period	$ (69,308)	$ (22,196)
Items not requiring an outlay of cash		
Amortization of discount on bond Included in interest income	(3,308)	(3,203)
Depreciation	4,465	6,023
Foreign exchange on bond	15,025	(23,460)
Stock-based compensation	19,303	-
Change in non-cash operating working capital items:		
Accounts receivable	(13,650)	(22,578)
Prepaid expense	177	866
Accounts payable and accrued liabilities	(7,565)	6,637
	(54,861)	(57,911)
Cash flows from investing activities:		
Purchase of fixed assets	-	-
Decrease in cash and cash equivalents during the period	(54,861)	(57,911)
Cash and cash equivalents - Beginning of period	192,657	123,648
Cash and cash equivalents - End of period	$ 137,796	$ 65,737

ADRIAN RESOURCES LTD.

Consolidated Statement of Supplemental Disclosure of Cash Flow Information

For the Three months ended April 30, 2002

(Unaudited, prepared by Management)

	2002	2001
Non-cash operating activity		
Accounts receivable	$ -	$ 156,852
Non-cash investing activity		
Marketable securities received in settlement of accounts receivable	$ -	$ (156,852)

1. Going concern

At April 30, 2002, the Company has working capital of $196,339. The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and undertake further exploration and subsequent development of mineral properties. Management is pursuing such additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These interim consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Interim unaudited consolidated financial statements

These interim consolidated financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the financial statements for the year ended January 31, 2002.

3. Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company except as described below.

Effective February 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are vested, based on the fair value estimated using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock or stock options are granted. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

4. Capital Stock

The Company's authorized share capital consists of 100,000,000 common shares without par value and 20,000,000 preferred shares without par value.

	Number of Shares	Amount
Balance, January 31, 2002 and April 30, 2002	33,340,543	$ 48,842,442

During the period ended April 30, 2002, the Company cancelled outstanding stock options entitling the purchase of up to 3,545,338 common shares and replaced these with options to purchase up to 3,545,338 common shares at $0.15 per share up to and including April 18, 2007.

Pursuant to the adoption of the CICA policy of accounting for stock-based compensation, compensation expense on options granted to employees and directors, using the fair value method, is disclosed as follows, as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions.

Risk-free interest rate	3%
Expected dividend yield	-
Expected stock price volatility	50%
Expected option life in years	5

The pro-forma effect on net loss and loss per share for the period ended April 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

	$
Net loss for the period	
Reported	(69,308)
Pro-forma	(174,544)
Basic and diluted loss per share	
Reported	(0.00)
Pro-forma	(0.01)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

5. *Segmented information*

The Company has one operating segment, the exploration and development of mineral properties, principally in Latin America. As at April 30, 2002, all fixed assets were held in Canada.

ADRIAN RESOURCES LTD.

(the "Company")

MANAGEMENT DISCUSSION FOR
THE THREE MONTHS ENDED APRIL 30, 2002

The Company's business is the acquisition, exploration, exploration management, development and sale of mineral properties. Since its acquisition of an interest in its Petaquilla Property in Panama in 1992, the Company's primary focus has been exploring and developing the Petaquilla Property. In January 1998, a bankable final feasibility study on the Petaquilla Property was completed by H.A. Simons Ltd. on behalf of Teck Corporation ("Teck"). Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property by funding the Company's share of the cost of placing Petaquilla into production. Teck is entitled to elect and has elected to defer, for one further year, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla. The deferral is based on Teck's view that current depressed copper prices and the expectation that the copper over-supply situation will continue to necessitate delaying a production decision.

OPERATIONS AND FINANCIAL CONDITION

At April 30, 2002, the Company had total assets of $1,244,948 as compared with $1,302,518 at January 31, 2002. This decrease is primarily attributable to general and administrative expenses. Working capital at April 30, 2002 decreased to $196,339 from working capital of $230,162 at January 31, 2002 as a result of general and administrative expenses incurred by the Company. The Company's largest cash outflow in the three month period ended April 30, 2002 was as a result of general and administrative expenses of $51,364. During the three month period ended April 30, 2001, the Company's largest cash outflow resulted from general and administrative expenses of $72,512.

During the three month period ended April 30, 2002, the Company recorded interest income of $17,698 and an exchange loss of $16,339. During the three month period ended April 30, 2001, the Company recorded interest income of $25,947 and an exchange gain of $24,369.

Expenses for the three month period ended April 30, 2002 were $51,364, down from $72,512 for the three month period ended April 30, 2001 due principally to decreased wages. The net loss for the three month period ended April 30, 2002 was $50,005 or $0.00 per share as compared with a net loss for the three month period ended April 30, 2001 of $22,196 or $0.00 per share.

CAPITAL STOCK

The Company did not issue any securities during the three month period ended April 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. The Company will require additional financing during the upcoming fiscal year for general and administrative expenses and to fund its share of the costs of maintaining the Petaquilla Property pending a production decision by Teck. Accordingly, there is substantial doubt about its ability to continue as a going concern.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

SUBSEQUENT EVENT

Subsequent to the end of the period, the Company announced that it had, subject to regulatory approval, arranged a brokered private placement of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000. Each unit will consist of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share for a period of two years. In connection with the placement, the Company has agreed to pay a commission of 10% of the gross proceeds and a broker's warrant entitling the purchase of up to 2,333,333 shares of the Company at a price of $0.25 per share for a period of one year.